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                            September 15, 2023

       Prashant Aggarwal
       Chief Executive Officer
       MoneyHero Ltd
       70 Shenton Way
       #18-15, EON Shenton, S079118
       Singapore

                                                        Re: MoneyHero Ltd
                                                            Registration
Statement on Form F-4
                                                            Filed September 11,
2023
                                                            File No. 333-274454

       Dear Prashant Aggarwal:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form F-4

       Unaudited Pro Forma Condensed Combined Financial Information
       Notes to Unaudited Pro Forma Condensed Combined Financial Information Footnote J, page 273

   1. We note that this adjustment to the June 30, 2023 balance of cash and equivalents for the
                                                        Class A Ordinary Shares
assumed to be redeemed under Maximum Redemption Scenario
                                                        A and Maximum
Redemption Scenario B uses the pro rata value per share in the trust account at December 31,
2022 of $10.09. Please tell us why the pro rata value per share of $10.26 at June 30,
2023, as disclosed on page F-110, was not used in this calculation.
                                                        If you determine that
the June 30, 2023 pro rata value per share should be used, please also recalculate the
figures in footnote B for consistency.
 Prashant Aggarwal
FirstName
MoneyHeroLastNamePrashant Aggarwal
           Ltd
Comapany 15,
September NameMoneyHero
              2023        Ltd
September
Page 2    15, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Amy Geddes at (202) 551-3304 or Lyn Shenk at (202) 551-3380 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Joseph Casey